

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2020

Wallace Cooney
Chief Financial Officer
Graham Holdings Company
1300 North 17th Street
Arlington, VA 22209

> **Re: Graham Holdings Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 26, 2020**
> **Form 10-Q for the Period Ended June 30, 2020**
> **Filed August 5, 2020**
> **File No. 1-6714**

Dear Mr. Cooney:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Notes to Consolidated Financial Statements
19. Business Segments, page 110

1. We note you evaluate segment performance based on operating income before amortization of intangible assets and impairment of goodwill and other long-lived assets. We were not able to locate disclosure of this measure. Please explain how you considered the guidance in ASC 280-10-50-22 and 50-27. See also Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, Question 104.02.

Form 10-Q for the Period Ended June 30, 2020

Notes to Condensed Consolidated Financial Statements
6. Goodwill and Other Intangible Assets, page 11

2.   We note as a result of the uncertainty and challenging operating environment created by the COVID-19 pandemic you completed an interim impairment review of the goodwill and other long-lived assets of the Clydes Restaurant Group and your automotive dealership reporting units. We note the pandemic also adversely impacted your Education, Television Broadcasting, Manufacturing, and Socialcode divisions and there has been a substantial decline in your market capitalization. Furthermore, you disclose you expect the results for most of your divisions will continue to be adversely impacted by the pandemic for the remainder of 2020. Please explain why an interim impairment review was not triggered for your other reporting units. Reference is made to ASC 350-20-35-3 and 35-30 and ASC 350-30-35-18.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Stringer at 202-551-3272 or Donna Di Silvio at 202-551-3202 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services